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                                                                     Exhibit 8.1



                                    February 2, 1999




Ovation Communications, Inc.
400 South Highway 169
Minneapolis, Minnesota 55426

     RE: Merger of Ovation Communications, Inc. with and into Bravo Acquisition Corporation

Gentlemen:

     We have acted as counsel to you, Ovation Communications, Inc., a Delaware corporation (the "Company"), in connection with the contemplated merger (the "Merger") of the Company with and into Bravo Acquisition Corporation ("Acquiror Sub"), a Delaware corporation and a wholly-owned subsidiary of McLeodUSA Incorporated ("Acquiror"), a Delaware corporation. The terms and conditions of the Merger are described in the Agreement and Plan of Merger (the "Agreement"), dated January 7, 1999, by and among you, Acquiror, Acquiror Sub and certain stockholders of the Company. Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Agreement. This opinion is being furnished to you in connection with Section 7.03(e) of the Agreement.

     In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Agreement and such other documents as we have deemed necessary or appropriate as a basis for our opinion set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents. As to any facts material to our opinion that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company, Acquiror and Acquiror Sub (including the tax certificates attached hereto). Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above. In addition, we have assumed that the Merger will be consummated in accordance with the terms and conditions contained in the Agreement, and that the Merger will qualify as a merger under applicable state law.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder (the "Regulations"), pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (the "Service") and such other authorities as we have
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considered relevant.  It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some cases, with retroactive effect. A change in the authorities upon which our opinion is based could affect our conclusions herein. Moreover, there is no assurance that the Service will not take a position contrary to our opinion or that a court considering the issues would not hold contrary to our opinion. None of the parties to the Agreement have requested a ruling from the Service with respect to any issue addressed in this opinion, and no ruling from the Service will be sought.

     Based upon and subject to the foregoing, we are of the opinion that, under current law, the Merger will qualify as a reorganization described in Section 368(a)(2)(D) of the Code and, accordingly, that for United States federal income tax purposes:

          (i) no gain or loss will be recognized by a Company Stockholder as a result of the receipt of solely shares of Acquiror Common Stock in exchange for his or her Company Common Stock, except to the extent of any cash received in lieu of fractional shares;

          (ii) a Company Stockholder who receives cash as consideration for his or her Company Common Stock, whether in whole or in part, will recognize gain equal to the lesser of (I) the difference between (A) the fair market value of the Acquiror Common Stock and the amount of cash received in the Merger and (B) the holder's tax basis in the Company Common Stock exchanged (assuming the Company Common Stock was held by such holder as a capital asset) or (II) the amount of cash received for the Company Common Stock;

          (iii) a Company Stockholder who receives cash in lieu of a fractional share of Acquiror Common Stock will be treated as if it received such fractional share and then sold such share back to the Acquiror. Such stockholder will recognized gain or loss on the sale of the fractional share equal to the difference between (A) the amount of cash received for such fractional share and
(B) the holder's tax basis in such fractional share;

          (iv) a Company Stockholders' tax basis in the Acquiror Common Stock received pursuant to the Merger in respect of Company Common Stock will initially be (A) equal to the Company Stockholders' tax basis in his or her Company Common Stock immediately prior to the Merger, (B) increased by the amount of gain recognized in the Merger under paragraph (ii) above, (C) reduced by the amount of cash received for the Company Common Stock pursuant to paragraph (ii) above and (D) reduced by the amount of basis allocable to the fractional share (as described in paragraph (iii) above); and

          (v) a Company Stockholders' holding period for Acquiror Common Stock received pursuant to the Merger will include the holding period of the Company Common Stock for which it was exchanged (assuming such Company Common Stock was held as a capital asset).

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     Except as set forth above, we express no other opinions as to the tax consequences of the Merger to any party under federal, state, local or foreign law. We are furnishing this opinion to you solely in connection with the Merger and this opinion is not to be used, circulated, quoted or otherwise referred to by any other person or for any other purpose without our express written consent, except as may be required by you under federal or state securities laws. This opinion is being rendered on the basis of the facts and the law as they exist or are understood on the date hereof. Any change in the facts or the applicable law subsequent to such date might affect the conclusions expressed herein. In rendering our opinion, we do not undertake to assume any obligation whatsoever to advise you of any changes in applicable law which may occur after the date hereof or of any changes in facts which are brought to our attention after the date hereof.


                                    Very truly yours,


                                    Edwards & Angell, LLP












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